Contact

www.linkedin.com/in/dan-martin-6541721 (LinkedIn)

Languages

Spanish (Limited Working)
French (Limited Working)

Dan Martin

CEO & President at AIB International, Inc
New York City Metropolitan Area

Summary

The corpus of my career has been spent in the Food & Beverage industry, and I have had experience improving profitability in organizations ranging from under $30M to $30B Fortune 500 publicly traded global businesses. I have been entrusted to manage revenue goals ranging from under $30m to over $160m, operational budgets of up to $48M, and capital expense budgets of up to $9M.
To achieve the kind of results I have experienced in my career, an emphasis on transformational coaching and mentoring has been in my forefront. I have a track record of attracting, recruiting, and mentoring teams of up to 220. Together, we have established infrastructure to repeatedly accelerate performance and lead to stock price growth.

ACHIEVEMENT CATEGORIES REPRESENTED BELOW

• Business Transformation
• Product Optimization
• Market Share Capture
• Profit Optimization
• Operational Optimization
• Market Penetration
• Sales Restructuring
• Strategic Planning
• Revenue Optimization
• EBITDA Growth
• Team Leadership / Coaching
• Acquisition Due Diligence

Experience

AIB International, Inc
CEO & President
April 2021 - Present (1 year 9 months)
United States

Responsible for leading the growth of AIB International, Inc. -- a world class provider of professional services to the food and beverages industry. For over 100 years, AIB International has helped food and beverages companies thrive, with excellence in food safety consulting and training services.

Dan Martin Consulting, LLC

Owner & CEO

September 2020 - April 2021 (8 months)

Retained by CPG firms to help improve profitability through strategic decisions that accelerate sustainable and enduring top line growth. Clients ranging from smaller family-owned businesses to multi-billion dollar private equity firms.

Twinings North America

15 years

CEO & President ACHIEVEMENTS PART 1

2005 - August 2020 (15 years)

Greater New York City Area

CORPORATE PROFILE

We are a $140M Consumer Packaged Goods Company with over 60 employees.

RESPONSIBILITY PROFILE

Recruited by the International CEO when the company ranked #7 in North America with $30M in sales to accelerate growth and profit (~$3M EBITDA at the time). Realigned operational infrastructure; built the strategic plan and roadmap; attracted, recruited, and mentored a leadership team. Reversed market share erosion and became the fastest growing tea company in North America, transforming this $30M company into the 3rd largest of its kind in North America, gaining more market share than any of the 300+ competitors in the space (per AC Nielsen). Ultimately, achieved 15-year CAGRs of 11% for revenue and 20% for EBITDA in a flat market. Exceeded Board expectations and achieved #1 North American Market Share in multiple specialty categories. Delivered 15X increase in EBITDA to well over $30M (Specific $-Confidential). ABF (Parent Company) is using this as a case study for revenue and profit growth strategy globally.

ACHIEVED IN THIS ROLE

BUSINESS TRANSFORMATION

• To elevate the brand, I recruited, hired, and coached new Marketing and Sales leadership. We created new packaging, pricing, positioning, distribution, and advertising campaigns. This drove an 8% YOY increase in sales lift vs. control markets. This strategy was released nationally following successful test markets, increasing sales by $2.5M. It was a key ingredient to capturing more market share than all competitors.

MARKET PENETRATION / COMPETITIVE DISPLACEMENT

• The competition was using products designed for use in Keurig systems. To capitalize on this market, I worked with functional leaders on market penetration. Within a month, we presented and won licensing approval from Keurig, and within 5 months Twinings K-Cups were on retailer shelves. Twinings went from the #4 entrant with zero share to #1, with a ~40% market share and $100M incremental gross contribution cumulative.

CEO & President ACHIEVEMENTS PART 3

2005 - August 2020 (15 years)

Greater New York City Area

STRATEGIC PLANNING

• A shifting consumer trend toward healthy, premium products was emerging. To capitalize on this trend, I collaborated with brand managers to enhance brand positioning and new product range. We also recruited new marketing leadership with healthy premium product experience, and selected a new advertising agency. Within a year, the company launched new categories and advertising. This fueled 6% sales growth in the US (~$6M) in a category that was declining by 1%.

CHANNEL / REVENUE OPTIMIZATION

• I identified an opportunity to lead a direct distribution strategy for K-Cups to improve profitability, and built an aggressive strategy and roadmap with goals that doubled revenue and profit. We accomplished this without disruption of a $2M e-commerce agreement with Keurig. Once the relationship was restructured, Twinings began shipping directly to retailers. This delivered a new $14M revenue stream (1.4X higher than expected) with $7M gross contribution, nearly doubling profitability goals the first year. Today, this business produces $18M with $9M gross contribution.

PRICING STRATEGY

• Business growth strategy included a product price increase, which caused conflicts with Sales and Regional Management due to large retailers' rejection

of any non-commodity-related price increases. I led a pricing strategy workshop with the sales team, mentored in customer nurturing tactics, and enforced the new prices. The following 12 months, this delivered $3M in additional gross contribution to be re-invested and yielded Sales teams with the confidence to close deals more effectively.

CEO & President ACHIEVEMENTS PART 2

2005 - 2005 (less than a year)
Greater New York City Area

ACHIEVEMENTS PART 2

PROFIT OPTIMIZATION
• I created and initiated a strategy to invest in the company's A&P, packaging, and product improvements, to continue volume growth based on price elasticity research. This increased revenue, funded R&D, drove product improvement, expanded advertising, and attracted superior talent to facilitate new initiatives. The success of this strategy contributed to Twinings becoming the fastest growing tea company in North America.

OPERATIONAL OPTIMIZATION
• When facing a "make vs. buy" decision to custom manufacture products, the company initially outsourced production during startup. As volume grew, we invested $9M in CAPEX to bring production in-house, as it was a more attractive option. I developed the business investment case, performed due diligence, and rallied Board support. This decision lowered costs and was used to produce additional products, initially saving $1.5M. This has since delivered a 10-year savings of $30M+.

PRODUCT OPTIMIZATION / INNOVATION / MARKET STRATEGY
• Market research revealed a misalignment of expectation about packaging, and no internal knowledge or metrics existed to guide improvement so I initiated efforts to champion and optimize marketing and packaging innovation globally. These efforts improved customers' perception of value and bolstered credibility with retailers. Once products were optimized, our "top box" consumer satisfaction score reached 57%, which was significantly higher than all of our competitors.

SALES RESTRUCTURING
• I inherited a Grocery-focused sales team and grocery was in decline. Navigated change-resistance to expand channel focus and determined to

institute a growth minded culture. Targeted, built a strategy to penetrate emerging channels, restructured the sales team, promoted, recruited, coached and mentored new hires. This strategy transformed the culture into a high-performance focus, grew core revenue and captured new channels, representing ~50% of all revenue today.

Green Mountain Coffee Roasters
Vice President Sales Marketing
2002 - 2005 (3 years)
Greater New York City Area

CORPORATE PROFILE: A $161M Coffee Company with 500 employees.

RESPONSIBILITY PROFILE: Recruited to report to the Founder (and majority shareholder) of this publicly traded company that was valued at ~$100M (2002 FY) and charged to accelerate sales and profit after a dismal 4% revenue growth and 3% profit growth rate frustrated the Board. Launched new products, pitched and won new large customers (Stop & Shop, Publix and Albertsons), modernized and repositioned the brand, and refocused on quality. Engaged experts for CRM and website development to build direct-to-consumer business. Quadrupled sales growth rate (from 4% to 17.5%) and increased profit growth rate 5X (from 3% to 14%) in fewer than 3 years. This improved performance and tripled Shareholder value to $300M within 36 months.

Tata Tea Limited (Formerly The Eight O'clock Coffee Company)
Vice President & General Manager
February 2001 - December 2002 (1 year 11 months)
Greater New York City Area

CORPORATE PROFILE: A $120M Coffee Company with 220 employees.

RESPONSIBILITY PROFILE: I was recruited to Eight O’clock to report to the Chief Marketing Officer at A&P Supermarkets with a $1M CAPEX, $120M Revenue Goal and 220 employees with 5 direct. I directly led marketing, sales, manufacturing, logistics, procurement, customer service, R&D, Finance, IT and HR. While in this role, we exceeded budget targets, growing profits by 40% and sales by 9% during two-year period.

Kraft Foods
Sales & Marketing Roles
1988 - 2001 (13 years)

Greater Chicago Area

CORPORATE PROFILE: A $30B company with 23,000 employees.

RESPONSIBILITY PROFILE: With Kraft Heinz, I reported to various leadership depending on my role with OPEXs from ~$5M to ~$10M, Revenue Goals of up to $140M and 2 employees with 2 direct. I managed growing sales and market share for various brands, and I spent my first 3 years in sales before transitioning into marketing.

Education

Brown University

Bachelor of Arts - BA

Harvard Business School

Master of Business Administration - MBA